UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 12, 2020

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 12, 2020, regarding the the Board of Directors role distribution and Committees.

Istanbul, March 12, 2020

Announcement Regarding the Board of Directors Role Distribution and Committees

The following were resolved during the Board of Directors meeting of our Company convened on March 12, 2020:

-	Bülent Aksu was elected as the Chairman of the Board of Directors of our Company.
-	The Audit Committee is to be composed of the independent Board Members; Nail Olpak, Afif Demirkıran, and Tahsin Yazar. Nail Olpak was elected as the Chairman of the Audit Committee.
-	The Early Detection of Risk Committee is to be composed of Tahsin Yazar, Afif Demirkıran and Hüseyin Aydın. Tahsin Yazar was elected as the Chairman of the Early Detection of Risk Committee.
-	The Corporate Governance Committee is to be composed of Tahsin Yazar, Ingrid Maria Stenmark, Zeynel Korhan Bilek and Emre Alpman. Tahsin Yazar was elected as the Chairman of the Corporate Governance Committee.
-	The Candidate Nomination Committee is to be composed of Afif Demirkıran, Bülent Aksu and Tahsin Yazar. Afif Demirkıran was elected as the Chairman of the Candidate Nomination Committee.
-	The Compensation Committee is to be composed of Tahsin Yazar, Bülent Aksu and Nail Olpak. Tahsin Yazar was elected as the Chairman of the Compensation Committee.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 12, 2020	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 12, 2020	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer